Exhibit 99.1

3Q20 Earnings Release

October 29th, 2020

investors.stone.co

StoneCo Reports Third Quarter 2020 Financial Results

George Town, Grand Cayman, October 29, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its third quarter ended September 30, 2020.

To our shareholders:

“After two years as a public company, we are very proud to report a historic performance in the third quarter of 2020, with record TPV, active client base, revenue and adjusted net income levels, despite the economic and health challenges brought by COVID-19.

Our business model proved itself resilient and well positioned to capture opportunities that arose amid the increase in electronic payments, digital commerce and recovery of overall retail sales. We believe the combination of the hard work of our client-centric team with our technology and distribution capabilities were key differentiators for Stone at a moment like this when merchants need our support the most.

Our growth has reaccelerated rapidly, and net margin has expanded over 800 bps sequentially

Compared to the third quarter of 2019, our TPV grew 114%, and 48% excluding Coronavoucher volumes; our revenue and adjusted net income grew 39% and 43%, respectively. The pace of growth of our TPV has improved every single month from April to September excluding Coronavoucher volumes, increasing from a 9% year over year growth in April to 52% in September.

Our SMB business in the hubs has also recovered very strongly, presenting the same trend of acceleration in each and every month since April, going back to over 50% year over year growth during the month of September.

We have also seen a strong recovery in the addition of net new active clients, which surpassed 63 thousand this quarter, 26% higher than the pace of client addition in the first quarter of this year.

Combined with a strong growth pace, our adjusted net margin has expanded over 800 bps sequentially, surpassing 30% adjusted net margin in the third quarter. This is mainly a result of operational leverage as our top line recovered.

Stone continues to evolve to become a complete financial platform

During the third quarter we have rolled out our ABC platform to all our banking clients and expect to do the same for all acquiring clients during the fourth quarter. The new ABC dashboard is simple and easy to use, offering our clients key features such as acceptance of all payments methods, prepayments, credit, wire transfers, boleto issuance and bill payments, pre-paid cards, payment links and a virtual shop . In mid-November, we will enable our clients to accept PIX transactions directly on the POS, using a dynamic QR code, bringing more security and convenience to retailers.

The number of transactions in our banking platform multiplied by impressive 8x in the third quarter compared with the second quarter of 2020 and our credit portfolio more than doubled in the same period, surpassing R$1 billion. We keep our conservative stance in our credit policy and are well advanced in the process of raising third party funding for our credit FIDC in the next couple of months.

Our Fintech-as-a-Service business is evolving

We continue to advance our Fintech-as-a-Service business, with the capabilities of our platform evolving to attend the increasing needs of our clients. Our platform serves a range of clients and business model needs, from the small digital SMBs to large marketplaces. The growth in online transactions has been helping the strong growth pace in that business front. Our online TPV grew impressive 575% year over year in the third quarter and 76% excluding Coronavoucher volumes. Also, we have been able to grow together with our digital SMB clients, as the revenue retention in the third quarter of 2020 compared to the first full quarter of operation of those clients was above 100% for all recent cohorts.

We have given important steps in building a Full-Commerce software platform

Regarding our full-commerce software platform, we have given important steps: we have announced the transaction with Linx, a big step forward to achieve our strategic roadmap. Also, we have invested in Questor, an ERP for accounting offices and SMBs. Their 6 thousand accounting clients serve more than 450,000 businesses across the whole country. In the third quarter we had strong, fully organic growth in our software client base, which increased more than 20% when compared to the previous quarter, reaching over 340,000 subscribed clients at the end of September.

Two years ago, when we reported our third quarter 2018 results just after we became a public company, we mentioned that ‘looking to the balance of 2018 and beyond, we are excited about the breadth of opportunities available to us to continue to expand our business, offer more solutions to merchants and build long-term shareholder value’.

Our team did a great job in addressing those opportunities and when we look ahead today, we are even more excited with what we can achieve. Even though we are happy with our growth trajectory we think that we are still far from our potential and therefore we will keep investing heavily on technology, team development and channel distribution as we see ourselves still in the early days of our business.

We will keep running our business with a young, fast and small company mentality where we are passionate about customers and obsessed about details even though we already have some scale. We will continue betting on culture and people development, operational leverage and disciplined capital allocation.”

Thank you

Thiago Piau, CEO

Operating and Financial Highlights 3Q20

Total Payment Volume (TPV)

R$ 69.7 BN

Up 113.8% year over year, or R$48.1 billion excluding Coronavoucher, an increase of 47.6%

Total Revenue and Income

R$934.3 MM

An increase of 39.2% year over year. Excluding Other Financial Income, primarily interest on cash, revenue grew 45.5% year over year

Adjusted Pre-tax Margin

45.2%

15.3 p.p. higher than 2Q20, and similar to pre-COVID levels

Net Income

R$ 249.1 MM

Up 30.2% year over year, with Net Margin of 26.7%

EPS (basic)

R$ 0.87 per share

An increase of 26.3% year over year

Take rate

1.30%

Or 1.76% excluding Coronavoucher

Net Addition (ex-TON) of

63.5k

similar to pre-COVID levels and 26% higher than in 1Q20, leading to a Total Active Client base of 582.9 thousand (excluding TON), an increase of 40.9% year over year

Adjusted Net Income

R$ 287.9 MM

Up 42.6% year over year, with 30.8% Adjusted Net Margin, similar to pre-COVID levels and 0.7 p.p. higher year over year

Adjusted EPS (diluted)

R$ 0.99 per share

An increase of 38.2% year over year

Adjusted Free Cash Flow

R$ 288.6 MM

601.4% higher year over year

Update on Our Strategy Roadmap

We are evolving our business strategy into three complementary and synergistic fronts:

(i) Financial Platform for SMBs: includes payments, banking, credit and other financial solutions for small and medium businesses. When we started our company, we chose to begin with payments, as we understood that this was the main pain point of merchants in Brazil. In the last few years, we have evolved our financial offering, beginning to pilot and then scale our banking and credit solutions in a separate manner. In parallel, we have been creating our integrated financial platform, which integrates these three solutions in a single product, with the high level of service that Stone has always provided. We are now rolling out this platform, with all acquiring, banking and credit clients expected to have access to the new product by the end of 2020.

In addition to our solutions for SMBs, we have TON, our venture in the micromerchant space, from which we can learn more about the huge target audience of autonomous workers in Brazil and enhance our ecosystem of solutions.

(ii) Fintech-as-a-Service Platform: what we deliver as a product for SMBs we offer as a service for a range of digital clients and integrated partners, such as small and large e-commerces, marketplaces, wallets, subacquirers and third party software, allowing them to connect to the APIs of our proprietary end-to-end infrastructure of financial services. We are in the process of integrating our PSP, gateway and core platforms into a unified offering. We offer solutions to enable acceptance with better conversion rates, processing, split payments and settlement, reconciliation, fraud prevention, chargeback disputes, wire transfers, boleto issuance, bill payments, prepayments, credit and management of clients' businesses, among other features within our roadmap. All that with a simple and comprehensive offering in order for clients to have a centralized way of managing their businesses, using as a product or white label.

(iii) Full-Commerce Platform: We are building a full-commerce platform available to merchants of all sizes, both traditional retailers in the offline world who want to digitize their businesses and digital-native players who want to quickly scale their businesses based on our software platform, providing a seamless omnichannel experience. We started investing in a portfolio of software companies in the past two years and the acquisition of Linx is a big step forward in our plans.

These three pillars represent the strategic direction that we are pursuing in the company. While each one of them is at a different level of maturity, their results are already evident.

3Q20 Performance Highlights

Financial Platform - Payments, Banking, Credit

After seeing a strong impact from the COVID-19 outbreak in the second quarter of 2020, we saw significant improvement in retail activity throughout the third quarter of 2020. Cities are slowly evolving to more flexible stages of economic reopening, allowing more businesses to resume their activities while following all safety measures and, in many cases, with limited capacity.

In that scenario, our acquiring business has posted significant growth throughout the third quarter, with strong growth in TPV and client base. TPV year over year reached 113.8% in the quarter, with all months posting above 100% year over year growth. Excluding Coronavoucher, the government financial aid program targeting the most vulnerable part of the population as autonomous and informal workers and people without income, our TPV also enjoyed strong traction, with accelerating year over year growth every month in the quarter, reaching 52.2% in September.

Chart 1: TPV growth (year over year)	Chart 2: TPV growth ex-Coronavoucher (year over year)

Such strong growth came from different channels, including the hubs, which presented accelerating growth trend every month from April to September culminating in 52% year over year growth in September, similar to levels reached in January and February and to Stone´s overall TPV growth excluding Coronavoucher, as shown above. Also, in the third quarter, we had historical record addition of TPV in the hubs on a quarter over quarter basis of R$9 billion.

We have seen most economic sectors above pre-COVID levels in terms of TPV, except for Travel and Entertainment and Recurring Services. However, we already see those two sectors slowly resuming activities and starting to regain a larger share of TPV. In addition, we saw strong TPV and client base growth both quarter over quarter as well as year over year across all 27 Brazilian States.

Our client addition (ex-TON) numbers are back to pre-COVID levels, reaching 63.5 thousand net adds in the third quarter after being depressed in the second quarter by the immediate impact from COVID in mid-March. This led to a total client base (ex-TON) of 582.9 thousand in the third quarter.

Chart 3: Net Adds Evolution (90-days)

As of September 30, approximately 60% of our salespeople were back to their daily routes and achieving high productivity levels, which allowed us to post pre-COVID levels of net additions, despite lower number of employees. We have continued to hire new talents to our company, preparing our operations for the continued strong growth of our business.

Our banking solution continues to evolve fast with increased engagement. We ended the quarter with a total of 357,100 open accounts, and 88,600 clients receiving their sales directly in a Stone digital account. Also, we have seen increased traction in the usage of our prepaid cards, with TPV multiplying by 2.4 times quarter over quarter. The strong evolution of our banking platform resulted in banking revenues in the third quarter almost five times what they were in the second quarter, coming both from SMB revenue growth as we increase our banking client base and from our partners, in our fintech-as-a-service strategy.

Chart 4: Banking Number of Accounts (Thousand)	Chart 5: Banking Revenue (Indexed to 100)

The Brazilian Central Bank's instant payment solution PIX will begin to be accepted throughout the country by November 16th. Our digital banking platform is directly connected to the Central Bank, which will allow us to settle PIX transactions for our clients, with good economics. Clients can open a Stone account and obtain a PIX key directly through their POS device within a couple of minutes, enabling them to offer a new form of payment to their clients.

On credit, we continue to scale the solution while looking to achieve the best combination of risk and return, with a ROA1 of approximately 2.5% and delinquency rates2 roughly stable at single-digits in the quarter. We ended the quarter with 73,000 clients with our credit solution, a 56.7% increase compared with the second quarter of 2020, and reached R$1.1 billion in credit balances compared with R$491 million by the end of the second quarter of 2020, more than doubling quarter over quarter. This strong increase was a result of the combination of a higher number of clients and a higher average loan size, which is still small at R$19,000 per client. We have a relevant part of our outstanding portfolio comprised of clients who are at least on their second loan with us, having fully paid their previous debts and we also continue to improve our credit scoring model.

Chart 6: Credit Number of Clients (Thousands)	Chart 7: Credit Portfolio (R$mn)

As mentioned in the previous quarter, we intend to scale our credit solution mainly through third-party funding. In that sense, we have set up a FIDC structure, through which we expect to raise third-party funding in the coming months. Also, we are in advanced stages to have BNDES funding of up to R$500 million for our credit solutions.

Fintech-as-a-Service and Online Business

Our fintech-as-a-service continued to show progress through the third quarter of 2020, with big contribution from an accelerated digitization trend in Brazil. Within this strategy, our online TPV grew 574.9% year over year in the third quarter, compared with 131.2% in the second quarter. Excluding Coronavoucher volumes from our partners, which accounted for over R$20 billion in the quarter, online TPV grew 76.3% year over year in the period.

1 Monthly return on assets, calculated as credit revenue, net of expected losses, divided by disbursed amounts.

2 Expected delinquency calculated as the percentage of the disbursed amounts that we do not expect to receive any payments throughout the lifetime of each contract.

Chart 8: Online TPV growth year over year

Overall, the combination of our Integrated Partners and Digital clients increased from 41% of our total payments volume in the first quarter of 2020, to 51% in the second quarter, and reached 60% in the third quarter, with strong contribution from Coronavoucher volumes. Excluding volumes from the government aid program, Integrated Partners and Digital clients represented 44% of total TPV this quarter, with hubs representing the other 56%.

In the fourth quarter, TPV from Coronavoucher is expected to decline compared with the third quarter, as the government reduces this temporary financial aid in terms of both value and eligible recipients as the economy recovers.

Full Commerce Platform through Software

Our total number of software clients increased to 342,0003 in the third quarter of 2020, up from 283,000 in the second quarter of 2020. This represents 21% organic growth quarter over quarter.

Chart 9: Number of Subscribed Software Clients (Thousand)

We currently have a comprehensive portfolio of software solutions among different segments including customer engagement, marketplace services, social media platform and different types of POS/ERP solutions addressing different verticals to help clients better manage their businesses and sell more.

In October 2020, we made an investment in Questor, a ERP for accounting offices and integrated cloud ERP offering for SMBs. Questor serves over 6,000 active clients and SMBs offering solutions related to accounting management, fiscal solutions and ERP.

3 Does not Include Questor.

Regarding the Linx acquisition, announced on August 11, Linx's shareholders meeting is scheduled for the 17th of November of 2020 to vote on the transaction with Stone. We are confident that our offer is the best option for all stakeholders, including clients, investors and employees and will help accelerate Stone's full commerce platform asset.

For more information about the transaction with Linx, please refer to Stone’s Investor Relations website at https://investors.stone.co/.

TON

We have evolved significantly in our TON venture throughout the quarter. We ended the quarter with 65.0 thousand active clients4 in TON compared with 35.2 thousand in the second quarter, an increase of 84.6% quarter over quarter, representing 29.8 thousand net addition of clients. We continue to see encouraging evolution in our main KPIs such as improvement in our cost of acquisition (CAC) as we learn and gain efficiency in our marketing investments.

Chart 10: Number of TON Clients1

TPV in TON has been growing sequentially, with a compounded monthly growth rate of 40% from April to September, resulting in a third quarter volume almost 2.7 times what it was in the second quarter.

Consistent with Stone's commitment to provide the best service to clients, one of TON's differentials is also its level of service, which is adapted for its target client, the micromerchant. According to Reclame Aqui5, a website focused on evaluating customer complaints and level of service among companies in Brazil, TON leads in terms of service level with an 8.9 score compared to an average of 7.2 for the two market leaders.

4 Clients that transacted at least once in the last 12 months.

5 Level of client satisfaction according to www.reclameaqui.com.br from Apr-20 to Sep-20 and website access on 20-Oct-20.

Operating and Financial Metrics

Table 1: Operating and Financial Metrics

Main Operating and Financial Metrics	3 Q20	3 Q19	Δ		9 M20	9 M19	Δ
TPV (R$ billions)	69.7	32.6	113.8%		145.4	88.9	63.7%
Active Clients (ex-TON) (thousands)	582.9	413.6	40.9%		582.9	413.6	40.9%
Period Net Additions (ex-TON) (thousands)	63.5	64.1	(1.0%)		102.0	145.7	(30.0%)
Take Rate	1.30%	1.91%	(0.61	p.p.)	1.53%	1.87%	(0.35	p.p.)
Total Revenue and Income (R$ millions)	934.3	671.1	39.2%		2,318.4	1,793.1	29.3%
Adjusted Net Income (R$ millions)	287.9	201.9	42.6%		600.4	582.1	3.1%
Adjusted diluted EPS	0.99	0.71	38.2%		2.12	2.06	2.9%

Active client base

In the third quarter of 2020, we reached an active client base6 of 582.9 thousand, or a 40.9% growth year over year. This represents a net addition of clients of 63.5 thousand, close to the prior year period, despite a lower number of salespeople.

Chart 11: Active Client Base (Excludes TON/Stone Mais)7

(Thousands)

Client base in TON8 reached 65.0 thousand clients in the third quarter of 2020, 84.6% higher than the previous quarter, adding 29.8 thousand clients.

6 Excludes TON clients.

7 Active clients mean clients that have transacted at least once over the preceding 90 days.

8 For clients of TON, Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months.

Take rate

Our reported Take Rate was 1.30% in the third quarter of 2020. Excluding the effect from Coronavoucher volumes, which are debit-like transactions and have lower take rate, our take rate was 1.76%, 2bps higher than the previous quarter, mostly as a result of the cross-sell of new solutions.

Take rate excluding Coronavoucher was 15bps lower than in the third quarter of 2019, mostly explained by (i) stronger debit over credit mix, (ii) lower prepayment rates, especially in large clients, as a result of the lower base rate in the country and (iii) 3bps from the clients' lifetime revision in 3Q19 as explained in our 3Q19 results (please refer to our 3Q19 Earnings Release). These effects were partially offset by higher take rates in the hubs, helped by the cross-selling of new solutions, as we diversify our business to help clients among their different needs.

Chart 12: Evolution of Take Rate[9]	Chart 13: Take Rate ex-Coronavoucher

TPV

Total Payment Volume (TPV) was R$69.7 billion, up 113.8% year over year in the third quarter of 2020 compared with the prior year period. Our TPV continued to show a positive growth trend on a monthly basis since the outbreak of the pandemic with all three months of the quarter posting above 100% growth year over year. Excluding Coronavoucher volumes, the trend is even more positive, with accelerating year over year growth rates since April, with July, August and September growing 42.4%, 48.1% and 52.2%, respectively.

Coronavoucher is a government financial aid program targeting the most vulnerable part of the population as autonomous and informal workers and people without income. Those individuals receive the amounts in a prepaid card and many of them used the card to transfer money to different digital wallets and to buy goods. Whenever those digital wallets use Stone fintech-as-a service platform to process the cash-in transactions, we capture the related TPV, which amounted to R$21.6 billion in the quarter.

TPV growth was strong both in the hubs as well as for Digital and Integrated Partners. In the hubs, TPV growth was strong among all Brazilian States, following the same accelerating trend as total TPV and reaching growth levels in September similar to pre-COVID levels.

9 According to IFRS 15, subscription revenue is accounted for over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised upwards in 3Q19, contributing positively 3 bps to 3Q19 take rate of 1.91% compared with 2Q19.

Table 2: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	3 Q20	% Rev.	3 Q19	% Rev.	Δ%	Δ p.p.
Net revenue from transaction activities and other services	354.1	37.9%	193.9	28.9%	82.6%	9.0 p.p.
Net revenue from subscription services and equipment rental	92.5	9.9%	94.2	14.0%	(1.7%)	(4.1 p.p.)
Financial income	460.1	49.2%	335.1	49.9%	37.3%	(0.7 p.p.)
Other financial income	27.6	3.0%	48.0	7.1%	(42.5%)	(4.2 p.p.)
Total revenue and income	934.3	100.0%	671.1	100.0%	39.2%	0.0 p.p.
Cost of services	(208.1)	(22.3%)	(112.5)	(16.8%)	84.9%	(5.5 p.p.)
Administrative expenses	(106.2)	(11.4%)	(71.2)	(10.6%)	49.1%	(0.8 p.p.)
Selling expenses	(139.5)	(14.9%)	(101.7)	(15.1%)	37.3%	0.2 p.p.
Financial expenses, net	(64.7)	(6.9%)	(101.2)	(15.1%)	(36.1%)	8.2 p.p.
Other operating expenses, net	(43.3)	(4.6%)	(11.4)	(1.7%)	278.3%	(2.9 p.p.)
Gain (Loss) on investment in associates	(1.1)	(0.1%)	0.9	0.1%	n.m	(0.2 p.p.)
Profit before income taxes	371.5	39.8%	274.0	40.8%	35.6%	(1.1 p.p.)
Income tax and social contribution	(122.4)	(13.1%)	(82.7)	(12.3%)	48.0%	(0.8 p.p.)
Net income for the period	249.1	26.7%	191.3	28.5%	30.2%	(1.8 p.p.)

Adjusted Net Income	287.9	30.8%	201.9	30.1%	42.6%	0.7 p.p.

Table 3: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	9 M20	% Rev.	9 M19	% Rev.	Δ%	Δ p.p.
Net revenue from transaction activities and other services	808.9	34.9%	539.9	30.1%	49.8%	4.8 p.p.
Net revenue from subscription services and equipment rental	266.1	11.5%	239.9	13.4%	10.9%	(1.9 p.p.)
Financial income	1,146.0	49.4%	883.7	49.3%	29.7%	0.1 p.p.
Other financial income	97.5	4.2%	129.5	7.2%	(24.7%)	(3.0 p.p.)
Total revenue and income	2,318.4	100.0%	1,793.1	100.0%	29.3%	0.0 p.p.
Cost of services	(556.7)	(24.0%)	(298.7)	(16.7%)	86.4%	(7.4 p.p.)
Administrative expenses	(270.0)	(11.6%)	(213.3)	(11.9%)	26.6%	0.3 p.p.
Selling expenses	(366.0)	(15.8%)	(251.6)	(14.0%)	45.5%	(1.8 p.p.)
Financial expenses, net	(275.7)	(11.9%)	(246.6)	(13.8%)	11.8%	1.9 p.p.
Other operating expenses, net	(86.8)	(3.7%)	(55.2)	(3.1%)	57.2%	(0.7 p.p.)
Gain (Loss) on investment in associates	(3.9)	(0.2%)	0.3	0.0%	n.m	(0.2 p.p.)
Profit before income taxes	759.2	32.7%	728.0	40.6%	4.3%	(7.9 p.p.)
Income tax and social contribution	(227.9)	(9.8%)	(187.8)	(10.5%)	21.4%	0.6 p.p.
Net income for the period	531.3	22.9%	540.2	30.1%	(1.6%)	(7.2 p.p.)

Adjusted Net Income	600.4	25.9%	582.1	32.5%	3.1%	(6.6 p.p.)

Total Revenue and Income

Total Revenue and Income was R$934.3 million in the third quarter of 2020, an increase of 39.2% from R$671.1 million in the third quarter of 2019. Total Revenue and Income growth was driven primarily by the 113.8% increase in TPV, partially offset by the 61 bps lower take rate year over year, with most impact coming from Coronavoucher volumes, which represented R$21.6 billion in the quarter and have lower take rates.

Excluding Other Financial Income, which is mainly comprised of interest on cash, our Total Revenue and Income grew 45.5% to R$906.7 million in the third quarter of 2020.

Chart 14: Total Revenue and Income in the Quarter (R$mm)	Chart 15: Accumulated Total Revenue and Income (R$mm)

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$354.1 million in the third quarter of 2020, an increase of 82.6%, compared with the third quarter of 2019. This increase was mostly due to the R$37.1 billion growth in TPV year over year, with R$21.6 billion contribution from Coronavoucher volumes, which although having lower take rates, have positive revenue contribution.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$92.5 million in the third quarter of 2020, 1.7% below the third quarter of 2019. This slight decrease was primarily due to (i) the change in clients' lifetime value in the third quarter of 2019 (please refer to our 3Q19 earnings release), which positively impacted revenues from that quarter, (ii) a R$5.5 million impact from linearization of COVID-related incentives given to clients through June and (iii) lower average subscription per client, which is mainly a result of additional new-client subscription incentives.

Financial Income

Financial Income was R$460.1 million in the third quarter of 2020, an increase of 37.3% year over year, primarily due to the 47.6% growth in TPV year over year excluding Coronavoucher combined with the evolution of our credit offering. These effects were partially compensated by (i) lower credit over debit mix, (ii) lower prepayment penetration over credit TPV, (iii) slightly lower duration and (iv) lower prepayment prices, especially in large clients, as a result of the lower base rate in the country.

Revenue from our credit solution is accounted for at fair value and factors in expected delinquency rates.

Other Financial Income

Other Financial Income was R$27.6 million in the third quarter of 2020, a decrease of 42.5% compared to the third quarter of 2019. This decrease was mainly due to the lower base rate, which resulted in lower yields on the Company's cash balance and short-term investments, even after considering the cash raised in our follow on offering in August, which amounted to USD 1.5 billion.

Costs and Expenses

In the third quarter of 2020, we continued to invest in our business. We hired new talents for many areas in the Company, mostly in operations, and continued to invest in technology and in the growth of our new solutions.

Chart 16: Operating Leverage10

Operating Costs and Expenses as a percentage of Total Revenue and Income was 48.6%, 11.9 percentage points below the second quarter of 2020. This quarter over quarter reduction was mostly due to one-off events in the second quarter, mainly (i) severance costs from the reduction of our workforce in May, (ii) a one-time fine from a card scheme related to the non-usage of a specific product called 3DS, as well as (iii) operating deleverage due to COVID-19 impact on revenues in the second quarter. For further details, please refer to our second quarter 2020 Earnings Release. Therefore, we see a normalization of our total costs and expenses in the third quarter.

10 Includes Cost of Services, Administrative Expenses and Selling Expenses as a percentage of Total Revenue and Income. Quarterly unaudited data.

Cost and Expenses

Cost of Services

Cost of Services were R$208.1 million or 22.3% of Total Revenue and Income in the third quarter of 2020, an increase of 5.5 percentage points over the third quarter of 2019. This increase was mainly due to (i) higher provisions and losses11, (ii) investment in technology and customer service personnel, (iii) higher card brand fees and (iv) variable compensation.

Compared with the second quarter of 2020, Cost of Services decreased as a percentage of Total Revenue and Income to 22.3% from 29.8%, mainly because of (i) lower Depreciation and Amortization expenses12, (ii) lower provisions and losses, (iii) lower brand fees, mostly due to the R$14.0 million of one-time fine from a card scheme related to the non-usage of 3DS in the second quarter of 2020 and (iv) gains of scale in transaction costs.

Administrative Expenses

Administrative Expenses were R$106.2 million, or 11.4% of Total Revenue and Income, 0.8 percentage points higher than the prior year-period, mostly due to (i) higher third-party services and (ii) higher personnel expenses and variable compensation. These effects were partially offset by lower travel expenses amid COVID-19 and lower Depreciation and Amortization expenses.

Compared with the second quarter of 2020, Administrative Expenses decreased from 13.5% of Total Revenue and Income to 11.4%, mainly due to gains of scale in our personnel expenses and lower overall other administrative expenses.

Selling Expenses

Selling Expenses were R$139.5 million in the quarter, an increase of 37.3% versus the third quarter of 2019, mostly due to higher marketing investments in TON, as well as variable compensation.

Compared with the second quarter of 2020, Selling Expenses as a percentage of revenues decreased by 2.2 percentage points, mostly explained by lower average number of salespeople, as well as severance costs accounted for in the second quarter of 2020.

Financial Expenses, Net

Financial Expenses, Net were R$64.7 million, a decrease of 36.1%, compared with the third quarter of 2019, mainly explained by lower cost of funds due to the lower base rate and higher use of own cash to fund the prepayment operation, which more than compensated the higher volumes in the quarter.

Compared with the previous quarter, Financial Expenses, net as a percentage of Total Revenue and Income decreased from 9.4% to 6.9%. This reduction is mainly explained by the lower base rate in the country and higher efficiency.

11 Does not include provisions for delinquency related to our credit product.

12 Mainly due to the change in depreciation period from 3 years with a residual value of 30% to 5 years with no residual value.

Cost and Expenses

Other Operating Expenses, Net

Other Operating Expenses, Net were R$43.3 million in the third quarter of 2020, compared with R$11.4 million in the third quarter of 2019. This difference is mainly related to higher share-based compensation expenses, mostly related to the tax and social charges provisions in relation to the appreciation of our shares in the quarter.

Compared with the second quarter of 2020, Other Operating Expenses, net were 8.0% higher or 1.4 percentage points lower as a percentage of Total Revenue and Income. This lower figure is mostly an effect of stronger revenues in the quarter.

Profit Before Income Taxes

Profit Before Income Taxes was R$371.5 million, or 35.6% higher year over year, with a pre-tax margin of 39.8% compared with 40.8% in the third quarter of 2019. This slightly lower margin is mainly a result of (i) the combination of higher Cost of Services, Administrative Expenses and Other Expenses, net as a percentage of Total Revenue and Income, (ii) partially compensated by lower Financial Expenses, net and Selling Expenses as a percentage of Total Revenue and Income.

Compared with the second quarter of 2020, pre-tax margin was 15.8 percentage points higher with contribution from all Costs and Expenses lines, mainly reduction in Cost of Services and Financial Expenses, net.

Income Tax and Social Contribution

During the third quarter of 2020, the Company incurred R$122.4 million in Income Tax and Social Contribution expenses, or a 32.9% effective tax rate, compared with a 30.2% tax rate in the third quarter of 2019.

Net Income and EPS

Adjusted Net Income was R$287.9 million in the third quarter of 2020, with a margin of 30.8%, compared with R$201.9 million and a margin of 30.1% in the third quarter of 2019.

Compared with the second quarter of 2020, Adjusted Net Margin was 8.3 percentage points higher, mainly due to the 15.8 percentage points higher Profit Before Income Taxes, partially compensated by a higher effective tax rate.

Chart 17: Adjusted Net Income in the Quarter (R$mm)	Chart 18: Adjusted Net Margin in the Quarter

Chart 19: Accumulated Adjusted Net Income (R$mm)	Chart 20: Accumulated Adjusted Net Margin

Net Income was R$249.1 million in the third quarter of 2020, compared with Net Income of R$191.3 million in the third quarter of 2019. Net Margin decreased by 1.8 percentage points to 26.7% year over year in the third quarter of 2020. This reduction is mainly explained by the same factors mentioned above for the variation in Profit Before Income Taxes combined with a higher effective tax rate.

Adjusted diluted EPS for the Company was R$0.99 per share in the third quarter of 2020, 38.2% higher than in the third quarter of 2019, mostly explained by the 42.6% higher Adjusted Net Income. GAAP basic EPS was R$0.87 per share, an increase of 26.3% year over year, mostly explained by the 30.2% higher Net Income.

Table 4: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	3 Q20	% Rev.	3 Q19	% Rev.	Δ%	Δ p.p.
Net income for the period	249.1	26.7%	191.3	28.5%	30.2%	(1.8 p.p.)
Share-based compensation expenses (a)	30.8	3.3%	11.2	1.7%	174.5%	1.6 p.p.
Amortization of fair value adjustment (b)	6.9	0.7%	4.6	0.7%	51.6%	0.1 p.p.
Gain on previously held interest in associate (c)	0.0	0.0%	0.0	0.0%	n.a.	0.0 p.p.
Other expenses (d)	13.5	1.4%	0.0	0.0%	n.a.	1.4 p.p.
Tax effect on adjustments	(12.5)	(1.3%)	(5.3)	(0.8%)	136.2%	(0.5 p.p.)
Adjusted net income	287.9	30.8%	201.9	30.1%	42.6%	0.7 p.p.

GAAP basic EPS (e)	0.87	n.a.	0.69	n.a.	26.3%	n.a.
Adjusted diluted EPS (f)	0.99	n.a.	0.71	n.a.	38.2%	n.a.
Basic Number of shares	292.8	n.a.	277.4	n.a.	5.6%	n.a.
Diluted Number of shares	297.2	n.a.	282.2	n.a.	5.3%	n.a.

Table 5: Adjusted Net Income Reconciliation (Accumulated)

Net Income Bridge (R$mm)	9 M20	% Rev.	9 M19	% Rev.	Δ%	Δ p.p.
Net income for the period	531.3	22.9%	540.2	30.1%	(1.6%)	(7.2 p.p.)
Share-based compensation expenses (a)	70.7	3.1%	49.7	2.8%	42.3%	0.3 p.p.
Amortization of fair value adjustment (b)	13.8	0.6%	12.6	0.7%	9.2%	(0.1 p.p.)
Gain on previously held interest in associate (c)	(3.0)	(0.1%)	0.0	0.0%	n.a.	(0.1 p.p.)
Other expenses (d)	15.2	0.7%	0.0	0.0%	n.a.	0.7 p.p.
Tax effect on adjustments	(27.6)	(1.2%)	(20.4)	(1.1%)	35.1%	(0.1 p.p.)
Adjusted net income	600.4	25.9%	582.1	32.5%	3.1%	(6.6 p.p.)

GAAP basic EPS (e)	1.91	n.a.	1.95	n.a.	(1.9%)	n.a.
Adjusted diluted EPS (f)	2.12	n.a.	2.06	n.a.	2.9%	n.a.
Basic Number of shares	282.6	n.a.	277.3	n.a.	1.9%	n.a.
Diluted Number of shares	287.0	n.a.	282.3	n.a.	1.7%	n.a.

(a) Consists of expenses related to the vesting of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked to fair value upon the date control was acquired.

(d) Consists of the fair value adjustment related to associates call option, M&A expenses and earn-out interests related to acquisitions.

(e) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 17 of our Unaudited Interim Condensed Consolidated Financial Statements, September 30th, 2020.

(f) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares. Adjustments consider share-based compensation expenses and amortization of fair value adjustments, in line with previous disclosures.

Cash Flow

Because of the nature of the prepayment and credit businesses of the Company, the dynamics of the sale of receivables in Brazil, Stone management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities, both non-IFRS metrics. These metrics consist of transferring the following four working capital items13 from our operating cash flow to our financing cash flow: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers; (iii) Interest Income Received, Net of Costs14, which is shown separately in our Cash Flow Statement but is directly linked to the funding of our prepayment operation and (iv) Loans Held for Sale related to our credit operation (see Appendix "Notes on Cash Flows" for further details).

The table below is a summarized version of our Statement of Cash Flows and Adjusted Free Cash Flow (a non-IFRS metric), along with a reconciliation of these metrics with our managerial (non-IFRS) view of them, as well as reconciliation of Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities to Net Cash Provided by/ (Used in) Operating Activities and Net Cash Provided by/ (Used in) Financing Activities.

Table 6: Summarized Statement of Cash Flows and Free Cash Flow

Summarized Statement of Cash Flows (R$mm)	3Q20			3Q19
	IFRS	(+) Adjustments	Managerial (Non-IFRS)	IFRS	(+) Adjustments	Managerial (Non-IFRS)
Net Income	249.1		249.1	191.3		191.3
(+) Adjustments to Net Income	(116.4)		(116.4)	118.3		118.3
(+) Working capital adjustments	(1,802.7)	2,140.4	337.7	(119.5)	66.1	(53.4)
(+) AR, AP, interest income received, net of costs (a)	(1,455.3)	1,455.3	0.0	(66.1)	66.1	0.0
(+) Changes in Loans Held for Sale	(685.1)	685.1	0.0	0.0	0.0	0.0
(+) Other working capital changes	337.7		337.7	(53.4)		(53.4)
(=) Cash provided by (used in) operating activities	(1,669.9)		470.5	190.2		256.3

(-) Capex (b)	(181.9)		(181.9)	(215.2)		(215.2)
(+) Other investing activities	(7,442.0)		(7,442.0)	(82.9)		(82.9)
(=) Cash provided by (used in) investing activities	(7,623.9)		(7,623.9)	(298.1)		(298.1)

(+) Debt/FIDC issuance (repayment)	862.7		862.7	190.5		190.5
(+) Working capital related to credit operation		(685.1)	(685.1)		0.0	0.0
(+) Working capital related to AR/AP		(1,455.3)	(1,455.3)		(66.1)	(66.1)
(+) Capital events (c)	7,845.4		7,845.4	(0.2)		(0.2)
(=) Cash provided by (used in) financing activities	8,708.0		6,567.7	190.3		124.2

(+) Effect of foreign exchange on cash and cash equivalents	1.3		1.3	2.1		2.1
(=) Change in cash and cash equivalents	(584.5)		(584.5)	84.5		84.5

Free Cash Flow (R$mm)	3Q20			3Q19
Cash provided by (used in) operating activities	(1,669.9)	2,140.4	470.5	190.2	66.1	256.3
(-) Capex (b)	(181.9)		(181.9)	(215.2)		(215.2)
Free Cash Flow	(1,851.8)		288.6	(25.0)		41.1

(a) Includes changes in accounts receivables from card issuers, accounts payable to clients and interest income received, net of costs ..

(b) Includes purchase of property and equipment, plus purchases and development of intangibles assets.

(c) Includes capital increase, repurchase of shares, acquisition of non-controlling interest and cash proceeds from non-controlling interest

13 Each “Accounts Payable to Clients” recognized as a liability on our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. The Company receives payment from issuing banks first, and only then pays its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option to sell the receivables related to those payables from card issuers in order to meet such working capital requirements. The combined effect to the cash flow is a positive operational cash flow equivalent to net fees earned by providing such prepayment service. Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, Net Cash Provided by/ (Used in) Operating Activities may be affected, as discussed in “Note on the impact of different funding sources for prepayment in the financial statements” in the appendix. However, management does not view such decision as translating into higher or lower ability of our business to generate cash operationally. In addition to prepayment, the Company has started to offer credit solutions to clients. The Company intends to fund its credit operation primarily through third parties (i.e. FIDC and debt), as well as with some own cash. Given the operational nature of our credit business, as in the case of prepayment mentioned above, management does not view related funding decision as translating into higher or lower ability of our business to generate cash operationally.

14 Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less (ii) financial expenses related to the sale of receivables to commercial banks. The first item has direct influence on the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence on the amount of Accounts Receivables from Card Issuers on our balance sheet.

Cash Flow

Adjusted (non-IFRS) Free Cash Flow

The Company defines Adjusted Free Cash Flow15, a non-IFRS metric, as Adjusted net cash provided by (used in) operating activities (non-IFRS), less purchase of property and equipment and purchases and development of intangible assets ("Capex").

The Company reported Adjusted Free Cash Flow of R$288.6 million in the third quarter of 2020, more than seven times what it was in the prior-year-period, when the Company reported R$41.1 million in Adjusted Free Cash Flow. The increase in Adjusted Free Cash Flow is explained by (i) R$391.1 million higher Net Cash Provided by Operating Activities related to working capital, (ii) R$57.8 million higher Net Income and (iii) R$33.3 million lower Capex. These effects were partially compensated by (iv) R$234.7 million lower Adjustments to Net Income, mostly related to Interest, Monetary and Exchange Variations, Net and Fair Value Adjustments in Financial Instruments at FVPL, partially compensated by higher Depreciation and Amortization and other effects.

Net Cash Provided by (Used in) Operating Activities

In the third quarter of 2020, Net Cash Used in Operating Activities was R$1,669.9 million, compared with R$190.2 million of Net Cash Provided by Operating Activities in the third quarter of 2019, a difference of R$1,860.1 million. This negative variation is mainly explained by (i) R$3,011.7 million higher Net Cash Used in Operating Activities from Accounts Receivable from Card Issuers and (ii) R$471.5 million higher Net Cash Used in Operating Activities from Trade Accounts Receivable and Other Assets, which includes a R$685.1 million variation in Loans held for Sale related to our credit portfolio. These effects were partially offset by R$1,722.6 million higher Net Cash Provided by Operating Activities from Accounts Payable to Clients.

Adjusting for the effects on table 6 above, our Adjusted (non-IFRS) Net Cash Provided by Operating Activities16 was R$470.5 million, compared with R$256.3 million in Adjusted Net Cash Provided by Operating Activities in the third quarter of 2019. The R$214.1 million higher Adjusted Net Cash Provided by Operating Activities is explained by items (i) and (ii) from the " Adjusted (non-IFRS) Free Cash Flow" section above, partially compensated by item (iv).

Net Cash Used in Investing Activities

Net Cash Used in Investing Activities was R$7,623.9 million for the third quarter of 2020, R$7,325.7 million higher compared with the third quarter of 2019, when the Company reported R$298.1 million of Net Cash Used in Investing Activities. The higher Net Cash Used in Investing Activities for the third quarter of 2020 was primarily driven by R$7,301.0 million higher Net Cash Used in Investing Activities from Acquisition of Short-Term Investments, net compared with the third quarter of 2019, as the Company invested the August follow on proceeds, which should be mostly used to fund the acquisition of Linx.

15 Adjusted Free Cash Flow is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

16 Adjusted Net Cash Provided by (Used in) Operating Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

Cash Flow

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities was R$8,708.0 million for the third quarter of 2020, compared with Net Cash Provided by Financing Activities of R$190.3 million for the third quarter of 2019. Net Cash Provided by Financing Activities for the third quarter of 2020 was R$8,517.7 million higher mainly driven by (i) a Capital Increase in the amount of R$7,845.6 million in connection with our follow-on offering in August 2020, compared to zero in the third quarter of 2019, and (ii) Proceeds from FIDC quota holders in the amount of R$2,500 million from the launch of FIDC AR III, compared to R$20.0 million from FIDC TAPSO in the third quarter of 2019. These effects were partially compensated by R$1,033.8 million higher payment of borrowings, mostly from one bilateral loan in the amount of USD100 million, amortization of CCBs ("Cédula de Crédito Bancário") and R$529.8 million in amortization of FIDC AR II, among other smaller effects.

Adjusting for the effects on table 6 above, our Adjusted (non-IFRS) Net Cash Provided by Financing Activities17 was R$6,567.7 million in the third quarter of 2020, compared with Adjusted (non-IFRS) Net Cash Provided by Financing Activities of R$124.2 million in the third quarter of 2019, a difference of R$6,443.5 million. This difference is related to (i) R$7,845.6 million from Capital Events related to our follow-on offering and (ii) R$672.2 million higher Proceeds from Borrowings (net of payments), mostly from the new FIDC AR III issuance, partially compensated by amortizations from FIDC AR II, one bilateral loan and CCBs. These effects were partially offset by (iii) R$1,389.1 million higher negative working capital contribution compared with the third quarter of 2019 due to a higher use of own cash to fund the Company's prepayment operation and (iv) R$685.1 million from credit given to our clients.

17 Adjusted Net Cash Provided by (Used in) Financing Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash, a non-IFRS metric. It consists of the items detailed in the Table 7 below:

Table 7: Adjusted Net Cash

Adjusted Net Cash (R$mm)	3 Q20	4 Q19
Cash and cash equivalents	2,192.3	968.3
Short-term investments	8,185.0	2,937.0
Accounts receivable from card issuers	15,919.5	14,066.8
Loans held for sale	1,192.0	124.7
Derivative financial instrument (b)	4.8	12.3
Adjusted Cash	27,493.6	18,109.2

Accounts payable to clients	(8,477.3)	(6,500.1)
Loans and financing (a)	(1,193.7)	(2,912.0)
Obligations to FIDC quota holders	(4,555.7)	(3,710.9)
Derivative financial instrument (b)	(12.9)	(1.4)
Adjusted Debt	(14,239.7)	(13,124.4)

Adjusted Net Cash	13,253.9	4,984.8

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars

Accounts Receivable from Card Issuers and Loans Held for Sale are accounted for at their fair value in our balance sheet.

As of September 30, 2020, the Company´s Adjusted Net Cash position was R$13,253.9 million compared with R$4,984.8 million on December 31, 2019, an increase of R$8,269.1 million.

This increase can be explained by the following factors:

•	Cash and Cash Equivalents plus Short-term Investments increased by R$6,472.0 million, from R$3,905.4 million on December 31, 2019 to R$10,377.3 million on September 30, 2020, mostly as a function of the follow-on proceeds in the amount of USD1,464.7 million;

•	Loans and financing plus Obligations to FIDC quota holders decreased R$873.5 million from R$6,622.9 million on December 31, 2019 to R$5,749.4 million on September 30, 2020 as the company was able to partially amortize its debt obligations;

•	This amortization was funded mostly with own cash as Accounts Receivable from Card Issuers, net of Accounts Payable to Clients decreased only R$124.6 million, from R$7,566.7 million on December 13, 2019 to R$7,442.2 million on September 30, 2020.

•	The Company invested R$1,067.4 million in its Loans Held for Sale, going from R$124.7 million on December 31, 2019 to R$1,192.0 million on September 30, 2020. The Company expects to scale its credit business mostly through third-party funding.

•	Finally, derivative financial instruments net position decreased from R$11.0 million on December 31, 2019 to a negative position of R$8.2 million on September 30, 2020.

Combined, these factors generated R$1,115.3 million higher Adjusted Debt, and R$9,384.4 million higher Adjusted Cash, which explains the improvement in Adjusted Net Cash of R$8,269.1 million.

Other Information

Conference Call

Stone will discuss its third quarter financial results during a teleconference today, October 29, 2020, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Other Information

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors. In particular, due to the high level of uncertainty with respect to the duration and scope of the COVID-19 crisis, the quantification of impacts on our financial and operating results cannot be reasonably estimated at this time.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Net Cash Provided by (Used in) Financing Activities, Free Cash Flow and Adjusted Free Cash Flow, Adjusted Net Cash / (Debt) and Adjusted Pre-Tax Margin.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an addition view of cash flow from operations without the effect of funding decisions related to our financial solutions, that include prepayment business and credit solutions. Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, Loans Held for Sale and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment and credit operations.

Unaudited Consolidated Statement of Profit or Loss

Table 8: Unaudited Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	3 Q20	3 Q19	9 M20	9 M19
Net revenue from transaction activities and other services	354.1	193.9	808.9	539.9
Net revenue from subscription services and equipment rental	92.5	94.2	266.1	239.9
Financial income	460.1	335.1	1,146.0	883.7
Other financial income	27.6	48.0	97.5	129.5
Total revenue and income	934.3	671.1	2,318.4	1,793.1
Cost of services	(208.1)	(112.5)	(556.7)	(298.7)
Administrative expenses	(106.2)	(71.2)	(270.0)	(213.3)
Selling expenses	(139.5)	(101.7)	(366.0)	(251.6)
Financial expenses, net	(64.7)	(101.2)	(275.7)	(246.6)
Other operating expenses, net	(43.3)	(11.4)	(86.8)	(55.2)
Gain (loss) on investment in associates	(1.1)	0.9	(3.9)	0.3
Profit before income taxes	371.5	274.0	759.2	728.0
Income tax and social contribution	(122.4)	(82.7)	(227.9)	(187.8)
Net income for the period	249.1	191.3	531.3	540.2

Unaudited Consolidated Balance Sheet Statement

Table 9: Unaudited Consolidated Balance Sheet Statement

Balance Sheet (R$mm)	30-Sep-20	31-Dec-19
Assets
Current assets	28,346.8	18,404.9
Cash and cash equivalents	2,192.3	968.3
Short-term investments	8,185.0	2,937.0
Accounts receivable from card issuers	15,919.5	14,066.8
Trade accounts receivable	1,358.1	249.4
Recoverable taxes	60.1	50.4
Prepaid expenses	56.1	12.5
Derivative financial instruments	4.8	14.1
Other assets	570.8	106.3

Non-current assets	1,740.6	1,200.9
Receivables from related parties	9.2	12.8
Deferred tax assets	118.0	192.8
Prepaid expenses	60.6	0.0
Other assets	77.7	44.7
Investment in associate	55.0	28.2
Property and equipment	646.2	548.6
Intangible assets	774.0	373.7

Total Assets	30,087.4	19,605.7

Liabilities and equity
Current liabilities	12,196.3	11,872.5
Accounts payable to clients	8,477.3	6,500.1
Trade accounts payable	166.9	97.8
Loans and financing	842.1	2,947.8
Obligations to FIDC quota holders	2,070.4	2,090.9
Labor and social security liabilities	180.5	109.0
Taxes payable	89.9	44.9
Derivative financial instruments	12.9	1.4
Other liabilities	356.1	80.6

Non-current liabilities	3,289.0	1,760.2
Loans and financing	491.5	87.5
Obligations to FIDC quota holders	2,485.2	1,620.0
Deferred tax liabilities	37.6	10.7
Provision for contingencies	9.7	9.6
Labor and social security liabilities	46.9	27.4
Other liabilities	218.1	5.1

Total liabilities	15,485.2	13,632.7

Equity attributable to owners of the parent	14,508.8	5,972.4
Issued capital	0.1	0.1
Capital reserve	13,481.1	5,443.8
Treasury shares	(76.4)	(0.1)
Other comprehensive income	(37.3)	(72.3)
Retained earnings	1,141.3	601.0

Non-controlling interests	93.4	0.6

Total equity	14,602.2	5,973.0

Total liabilities and equity	30,087.4	19,605.7

Unaudited Consolidated Statement of Cash Flows

Table 10: Unaudited Consolidated Statement of Cash Flows

Cash Flow (R$mm)	3 Q20	3 Q19	9 M20	9 M19
Net income for the period	249.1	191.3	531.3	540.2

Adjustments on Net Income:
Depreciation and amortization	61.6	43.9	184.9	107.7
Deferred income tax and social contribution	31.2	22.5	66.4	53.0
Loss (gain) on investment in associates	1.1	(0.9)	3.9	(0.3)
Interest, monetary and exchange variations, net	(199.4)	28.4	(142.7)	55.7
Provision for contingencies	0.4	0.5	2.2	2.2
Share based payments expense	12.1	6.1	19.8	23.1
Allowance for expected credit losses	5.4	6.6	26.4	26.8
Loss on disposal of property, equipment and intangible assets	12.7	3.6	27.0	6.4
Fair value adjustment in financial instruments at FVPL	(41.6)	0.0	(46.7)	0.0
Fair value adjustment in derivatives	0.1	7.6	20.8	(0.0)
Remeasurement of previously held interest in subsidiary acquired	0.0	0.0	(3.0)	0.0

Working capital adjustments:
Accounts receivable from card issuers	(2,976.8)	34.9	(1,713.4)	(3,267.9)
Receivables from related parties	(1.4)	0.9	6.2	3.9
Recoverable taxes	66.7	4.9	(8.5)	(54.5)
Prepaid expenses	3.2	1.1	(104.3)	(6.4)
Trade accounts receivable and other assets	(517.1)	(45.5)	(1,026.4)	(85.6)
Accounts payable to clients	1,317.3	(405.3)	1,016.2	(163.9)
Taxes payable	35.0	31.5	208.7	159.2
Labor and social security liabilities	73.7	15.6	87.9	24.0
Provision for contingencies	(0.5)	0.3	(2.1)	0.4
Other Liabilities	46.3	2.5	59.6	(20.2)
Interest paid	(28.0)	(31.0)	(138.3)	(117.6)
Interest income received, net of costs	204.3	304.3	865.3	852.2
Income tax paid	(25.3)	(33.7)	(127.8)	(126.6)

Net cash provided by (used in) operating activity	(1,669.9)	190.2	(186.2)	(1,988.3)

Investing activities
Purchases of property and equipment	(153.7)	(197.2)	(334.7)	(314.2)
Purchases and development of intangible assets	(28.2)	(18.0)	(70.7)	(47.7)
Acquisition of subsidiary, net of cash acquired	(28.0)	0.0	(85.3)	0.0
Proceeds from (acquisition of) short term investments, net	(7,379.7)	(78.7)	(5,159.2)	59.8
Proceeds from the disposal of non-current assets	1.7	0.1	6.6	1.0
Acquisition of interest in associates	(36.0)	(4.4)	(43.5)	(11.5)

Net cash used in investing activities	(7,623.9)	(298.1)	(5,686.8)	(312.5)

Financing activities
Proceeds from borrowings	150.0	388.6	3,606.8	838.6
Payment of borrowings	(1,244.0)	(210.2)	(5,331.1)	(211.6)
Payment to FIDC quota holders	(529.8)	0.0	(1,646.3)	0.0
Proceeds from FIDC quota holders	2,500.0	20.0	2,500.0	1,640.0
Payment of leases	(13.6)	(7.9)	(28.1)	(19.3)
Capital increase, net of transaction costs	7,845.6	0.0	7,845.6	0.0
Repurchase of shares	0.0	0.0	(76.3)	0.0
Acquisition of non-controlling interests	(0.2)	(0.2)	(0.7)	(0.7)
Cash proceeds from non-controlling interest	0.0	0.0	230.5	0.0

Net cash provided by financing activities	8,708.0	190.3	7,100.4	2,247.1

Effect of foreign exchange on cash and cash equivalents	1.3	2.1	(3.4)	0.9

Change in cash and cash equivalents	(584.5)	84.5	1,224.0	(52.8)

Cash and cash equivalents at beginning of period	2,776.8	160.6	968.3	297.9
Cash and cash equivalents at end of period	2,192.3	245.1	2,192.3	245.1

Appendix - Notes on Cash Flows

Note on the impact of different funding sources for prepayment in the financial statements

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it reduces accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company predominantly uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior and/or mezzanine quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) its own capital from capital contributions or cash flows from operations. These funding options lead to different effects on the Company’s statements of balance sheet and cash flows:

1	Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

2	Issuance of FIDC[18] senior and/or mezzanine quotas: when the Company launches a new FIDC in order to raise capital, the amount raised from senior and/or mezzanine quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a liability to senior and/or mezzanine quota holders. The Company then transfers its receivables from card issuers in its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. This set of transactions generates a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior and/or mezzanine quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.

3	Debentures and private loans: when the Company issues a debenture or takes a private loan, the effect on the Company’s statements of balance sheet and cash flows is similar to the issuance of FIDC senior and/or mezzanine quotas.

4	Deployment of the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

18 Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) is an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables

Appendix - Notes on Cash Flows

Note on the impact of different funding sources for our credit solution in the financial statements

Besides the prepayment operation, the Company has recently started to offer credit solutions to clients, which also require funding. In addition to the sale of receivables, debentures and private loans mentioned above, the Company has the following main funding alternatives for the credit business:

1	Bilateral agreements with third-party financial institutions: the company may enter into agreement with third-party financial institutions, so that such institutions are the lenders of record for Stone´s clients. In such case, the third-party financial institution would bear the funding need and the credit risk of the transaction and the Company would recognize a fee for rendering services related to the transaction. This was the alternative the Company opted for its initial pilot phase of the credit solution, which has a positive effect in cash flow from operations.

2	Issuance of Credit FIDC senior and/or mezzanine quotas: in that case, the company raises funds in the capital markets and issues senior and/or mezzanine quotas to investors, while keeping a very small amount of own cash invested in subordinated quotas. Besides providing most of the funding needed for the credit offering, this alternative also reduces the Company´s overall exposure to credit risk. The impact in our consolidated statement of cash flows has similar logic as the issuance of FIDC senior and/or mezzanine quotas mentioned in the section “Note on the impact of different funding sources for prepayment in the financial statements” above.

3	Deployment of the Company’s capital: if the Company uses its own capital to fund its credit operations, it decreases its cash balance and recognizes loan assets in its balance sheet. If the Company increases the amount of such loan assets, this has a negative impact in our Net Cash provided by/(used in) Operating Activities.

4	Sale of loan assets: the true sale of loan assets results in its derecognition from our balance sheet, impacting positively our Net Cash provided by/(used in) Operating Activities.

As of September 30, 2020, the credit portfolio outstanding to Stone´s clients was R$1,090.7 million. The Company funded R$25.1 million from a third-party financial institution through the funding model explained in the topic (1) above and R$1,065.7 million is funded by the Company’s own capital through an investment in a FIDC and this amount is recognized in Loans Held for Sale in the Company´s balance sheet. The Company, however, intends to scale its credit operation mainly through third-party funding, especially alternative (2) mentioned above.

Loan assets held in the Company´s balance sheet are accounted for at their fair value, which factors in market discount rates and expected delinquency, thus representing the value that the Company would most probably be able to sell such assets.